

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2019

Chin Chee Seong
President
SEATech Ventures Corp.
Suite 2708-09, The Metropolis Tower
10 Metropolis Drive, Hung Hom
Hong Kong

> **Re: SEATech Ventures Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on April 24, 2019**
> **File no. 333-230479**

Dear Mr. Seong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2019 letter.

Amendment No. 1 to Form S-1

Prospectus Summary
The Company, page 2

1.   We note your response to prior comment 1. Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Exhibits

2.   Please have your independent auditor update their Exhibit 23 consent for inclusion of its audit report for the year ended December 31, 2018 in the registration statement on Form S-1.

    You may contact Robert Shapiro, Senior Staff Accountant, at 202-551-3273, or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Telecommunications

cc: Jeff DeNunzio